





CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Angel Pond Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Ave, 25th Floor,
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Malter Ende & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	N.Y.	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angel Pond Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TAC125117
Qualified In New York County
My Commission Expires 12-15-2021

Notary Public 3/23/21

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANGEL POND CAPITAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2020
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
CONFIDENTIAL TREATMENT REQUESTED

ANGEL POND CAPITAL LLC
CONTENTS

The accompanying notes are an integral part of these financial statements

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Angel Pond Capital LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Angel Pond Capital LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Angel Pond Capital LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Angel Pond Capital LLC's management. Our responsibility is to express an opinion on Angel Pond Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Angel Pond Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 13 and 14 has been subjected to audit procedures performed in conjunction with the audit of Angel Pond Capital LLC's financial statements. The supplemental information is the responsibility of Angel Pond Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 13 and 14 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Angel Pond Capital LLC's auditor since 2017.

New York, New York
March 13, 2021

PrimeGlobal | An Association of Independent Accounting Firms

1

ANGEL POND CAPITAL LLC
Statement of Financial Condition
December 31, 2020

ASSETS:

Cash	$	721,525
Accounts receivable		118,360
Receivable from affiliated entity		26,452
Other assets		10,255
TOTAL ASSETS	$	876,592

LIABILITIES and MEMBER'S EQUITY

Accounts payable	$	12,508
Member's Equity		864,084
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	876,592

The accompanying notes are an integral part of these financial statements

ANGEL POND CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2020

REVENUE

Advisory fees	$	1,702,361
Net realized gains on investments		362,163
Interest		3,209
Total revenue		2,067,733

EXPENSES

Bad debt expense	1,140,000
Professional fees	716,613
Office expenses	401,354
Compensation	113,691
Travel and entertainment	99,781
IT, data and telecom	77,720
Regulatory	5,705
Total expenses	2,554,864

Net loss	$	(487,131)

3

ANGEL POND CAPITAL LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance at January 1, 2020	$ 1,419,429
Net loss	(487,131)
Contributions by member	500,000
Distributions to member	(568,214)
Balance at December 31, 2020	$ 864,084

The accompanying notes are an integral part of these financial statements

ANGEL POND CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(487,131)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Bad debts		1,140,000
Changes in operating assets and liabilities:		
Increase in accounts receivable		(21,337)
Decrease in securities owned, at fair value		133,500
Increase in receivable from affiliated entity		(26,452)
Increase in accounts payable		9,761
Decrease in payable to affiliate		(604,259)
Net cash provided by operating activities		144,082
Cash flows used in financing activities:		
Member contributions		500,000
Securities and cash distributed to Member		(568,214)
Net cash used in financing activities		(68,214)
Net increase in cash		75,868
Cash at beginning of year	$	645,657
Cash at end of year	$	721,525

Supplemental cash flow information:

There was $0 paid for interest and taxes during the year.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

Nature of Business:

Angel Pond Capital, LLC ("the Company", "the LLC", "or "APC") was organized in Delaware on September 23, 2014 under the name Puissance Financial Group LLC, subsequently changed to APC on June 23, 2017. The Company commenced operations as a broker/dealer on June 6, 2017, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company advises its customers in raising capital through its private placement and corporate finance business.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 however the Company is relying on Footnote 74 of SEC Release no. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities to advisory fees and advising clients on capital raising as well as the private raising of capital. However, the Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

The Company generates fee revenue for advising its clients on capital raising and on the private placement of the capital. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine when performance obligations are satisfied at a point in time or over time;

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Revenue Recognition(continued)</u>

when to recognize revenue based on the appropriate measure of the Company's progress under the contract; rewards of ownership have been transferred to/from the customer and whether constraints on variable consideration should be applied due to uncertain future events. Management believes that the performance obligation is satisfied on the closing date of a placement of securities because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Retainers and other fees received from customers before recognizing revenue are reflected as contract liabilities. At December 31, 2020, there were no open contracts or any contract liabilities required to be recorded by the Company.

Transactions in investment securities are recorded on a trade date basis and are valued at fair value with the resulting realized gains on investments reflected in the statement of operations.

<u>Accounts Receivable</u>

Accounts receivable are recorded at outstanding principal when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. Management of the Company determined that at December 31, 2020, an allowance for doubtful accounts was not necessary. The Company had outstanding accounts receivable of $1,237,023 and $118,360 at December 31, 2019 and 2020 respectively..

<u>Credit Risk</u>

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC). At December 31, 2020, cash balance exceeds the FDIC limit by $471,525.

<u>Valuation of Investments at Fair Value</u>

The Company applies the provisions of ASC Topic 820, *Fair Value Measurement*, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Valuation of Investments at Fair Value(continued)

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment spreads, credit risk, yield curves, default rates, and similar data.

Level 3 – Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investments.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the investment transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Lease Accounting

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Lease Accounting(continued)</u>

direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

<u>Credit Losses</u>

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption. However, for the year ended December 31, 2020 the Company recognized a bad debt expense on a receivable for advisory services rendered that will not be paid by the Company's customer resulting from the collapse of the joint venture the Company advised.

Note 2 - <u>Net Capital Requirements</u>

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's percentage of aggregate indebtedness to net capital was 1.76% at December 31, 2020. At December 31, 2020, the Company had net capital of $709,017 which was $704,017 in excess of its net capital requirement of $5,000.

Note 3 - **Income Taxes**

As a limited liability company with one member, the Company is considered to be a disregarded entity for tax reporting purposes and is this not subject to Federal, state, or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains, and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2020. However, revenue earned from clients of the Company headquartered in New York City subjects the Company to New York City Unincorporated Business Tax ("NYCUBT"). For the year ended December 31, 2020 the member of the Company received a distribution of $15,000 for NYCUBT.

The Company applies the provisions of ASC Topic 740 *"Income Taxes"* as they related to uncertain tax positions. Management is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Note 4 - **Securities Investor Protection Corporation**

APC is a member of SIPC and as such is required to pay its annual assessment and subject itself to an annual audit. For the year ended December 31, 2020, the Company's annual assessment is $3,003 which is reported as a component of regulatory expense in the accompanying statement of operations.

Note 5 - **Related Party Transactions**

As of December 1, 2019, the Company entered into an amended expense sharing agreement (the "Agreement") with Puissance Capital Management LP, an affiliate of the Company, which is under common ownership. Pursuant to the terms of the Agreement all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and all FINRA related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All other expenses related to the business of the Company, including expenses paid by Puissance Capital Management LP, will be reimbursed by the Company. Expenses

Note 5 - <u>**Related Party Transactions(continued)**</u>

paid by and reimbursed to Puissance Capital Management LP amounted to $936,913 of expenses for the year ended December 31, 2020.

The Agreement may be terminated by Puissance Capital Management LP for any reason upon written notice to the Company.

For the year ended December 31, 2020, the Company received securities for advisory services provided. The securities received were recorded at fair value upon receipt as advisory fees and investments in securities, at fair value. During the year ended December 31, 2020, the Company entered into two agreements with its member to distribute securities at their fair value whereby, the member became the beneficial owner of the transferred securities accepting all the risks and rewards of ownership. Simultaneous with the securities transfer, the Company recorded a realized gain of approximately $362,000, which is reflected on the statement of operations at December 31, 2020 as net realized gains on investments. The Company recorded member distributions in the amount of $553,214 for the year ended December 31, 2020 representing the transfer of these to the member.

Note 6 - <u>**Commitments and Contingencies**</u>

In the normal course of its operations, the Company entered into a contract and agreement with a financial institution that contains indemnifications and warranties. The Company's maximum exposure under this arrangement is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to this contract and expects the risk of loss to be remote.

Note 7 - <u>**Investments at fair value**</u>

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC Topic 820. See Note 1 for a discussion of the Company's policies. All investments are equity securities and are treated as Level 1 investments and valued using current market prices.

The Company values warrants at their intrinsic value, which is equal to the in the money or out of the money amount for warrants on securities listed on active exchanges. The Company values OTC warrants using the Black-Scholes options pricing model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices, interest rates and currency rates). Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy.

Warrants that are traded on the OTC market are generally classified in Level 2 or 3 of the fair value hierarchy. The Company did not have any warrants that are traded on exchanges.

The availability of valuation techniques and observable inputs can vary from

Note 7 - <u>**Investments at fair value(continued)**</u>

investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The Company had no investments at December 31, 2020.

Note 8 - <u>**COVID-19**</u>

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 9 - <u>**Subsequent Events**</u>

Management has evaluated s u b s e q u e n t events through March 13, 2021, the date the financial statements were available to be issued.

ANGEL POND CAPITAL LLC

Supplemental Information
Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities And Exchange Commission
December 31, 2020

Computation of Net Capital

Total member's equity qualified for net capital	$ 864,084
Total deductions for non-allowable assets:	
Accounts receivable	118,360
Receivable from affiliated entity	26,452
Other assets	10,255
Net capital before haircuts on securities	709,017
Haircuts on securities	-
Net Capital	$ 709,017
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 704,017
Aggregate indebtedness	$ 12,508
Percentage of aggregate indebtedness to net capital	1.76%

There are no material differences from the Net Capital calculation shown above and the unaudited amended calculation filed with the Company's December 31, 2020 X17a-5 report, on March 13, 2021.

ANGEL POND CAPITAL LLC
Supplemental Information
Schedule II
Exemptive Provisions Under Rule 15c3-3
Of the Securities And Exchange Commission
December 31, 2020

The Company does not claim an exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, however the Company does not hold customer funds or securities as of December 31, 2020.





RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Angel Pond Capital LLC
New York, New York

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemptive Provision of SEC Rule 15c3-3, in which (1) Angel Pond Capital LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisory fees from advising clients on capital raising and the private placement of the capital and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Angel Pond Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Angel Pond Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
March 13, 2021

ANGEL POND CAPITAL LLC

Management Statement Regarding Compliance with the Exemptive Provisions of SEC Rule 15c3-3

Angel Pond Capital LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisory fees from advising clients on capital raising and the private placement of the capital and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, J. Clarke Gray, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



J. Clarke Gray, CFO

March 13, 2021

RAICH ENDE MALTER CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Member of
Angel Pond Capital LLC
New York, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Angel Pond Capital LLC and the SIPC, solely to assist you and SIPC in evaluating Angel Pond Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Angel Pond Capital LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Angel Pond Capital LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Angel Pond Capital LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
March 13, 2021



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